SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               DRYCLEAN USA, Inc.
                                    Formerly
                                 Metro-Tel Corp.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, par value $0.25
                          -----------------------------
                         (Title of Class of Securities)

                                   262432-10-7
                                   -----------
                                 (CUSIP Number)

                                Lloyd Frank, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                  212-704-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 13, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
                  Michael Steiner

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [ X ]

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3.       SEC Use Only

4.       Source of Funds (See Instructions)               PF
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5. Check if Disclosure of Legal  Proceedings Is Required  Pursuant to Items 2(d)
or 2(e) [ ]
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6.       Citizenship or Place of Organization                 United States
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Number of             7.       Sole Voting Power                  2,260,577
Shares Bene-          ----------------------------------------------------------
ficially Owned
By Each               8.       Shared Voting Power                        0
Reportin              ----------------------------------------------------------
Person With
Reporting             9.       Sole Dispositive Power             2,260,577
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               2,260,577
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                             (See Instructions) [X]

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13.      Percent of Class Represented by Amount in Row (11)   32.5%

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14.      Type of Reporting Person (See Instructions)    IN

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         Except  as to  Items 1, 3, 5 and 7, no  changes  have  occurred  to the answer of any Items of this Schedule 13D from the information last reported by Michael Steiner in respect of such Items.

ITEM 1.      SECURITY AND ISSUER

          This statement relates to the Common Stock of DRYCLEAN USA, Inc., formerly named Metro-Tel Corp. (the "Issuer" or the "Company"). The Issuer changed its name to DRYCLEAN USA, Inc. effective November 7, 1999. The Issuer's executive offices are located at 290 N.E. 68 Street, Miami, Florida 33138.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Agreement of Merger among the Issuer, Metro-Tel Acquisition Corp. (a wholly-owned subsidiary of the Issuer), Steiner-Atlantic Corp. ("Steiner"), the Reporting Person and Michael S. Steiner ("Merger Agreement"), on November 1, 1998, the Reporting Person received 13.90561 shares of Common Stock of the Issuer for each share of common stock of Steiner owned by the Reporting Person. As a result, the Reporting Person received 2,360,477 shares of Common Stock of the Issuer. The Reporting Person used personal funds for purchases of shares of the Issuer's Common Stock purchased subsequent thereto.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

          The following information is as at January 15, 2000:

          (a)(i) Amount Beneficially Owned: 2,260,577. Excludes 2,290,977 (33.0% of the Issuer's outstanding) shares of Common Stock owned by William
          K. Steiner, the Reporting Person's father, who does not reside in the Reporting Person's household and, as to which shares, the Reporting Person disclaims beneficial ownership.

             (ii) Percent of Class: 32.5%.

          Percent of Class is based on 6,945,000 shares of the Issuer's Common Stock outstanding on January 15, 2000.

          (b) Number of shares to which such person has:

              (i) sole  power to vote or to  direct  the vote  -2,260,577
              (ii) shared power to vote or to direct the vote - 0
              (iii) sole power to  dispose  or to direct the  disposition  of -
               2,260,577
              (iv) shared power to dispose or to direct the disposition of - 0

          (c) The following is a schedule of the transactions of the Reporting Person in the Issuer's capital stock since the November 1, 1998 date of the event which required the initial filing of this Statement:

  Date of                Number of Shares
  -------                ----------------
Transaction       Acquired    Disposed of     Price       Nature of Transaction
-----------       --------    -----------     -----       ---------------------
 11/10/99            100                      $2.50     Open Market Purchase
 01/13/00                       100,000       $1.25     Private Sale

          (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Person.

          (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 - Merger Agreement (1)
        Exhibit 2 - Engagement Letter between the Issuer and Slusser Associates,
                     Inc. (1)
        Exhibit 3 - Investment Letter dated  January 13, 2000 from RAM Capital
                     Management Trust to the Issuer and the Reporting Person.(2)
--------------------------
(1)      Previously filed with the initial filing of this Schedule.
(2)      Filed with this Amendment No. 1.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2000

                                                            /s/ Michael Steiner
                                                            -------------------
                                                                Michael Steiner